

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

Via E-mail
Diana M. Laing
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

> **Re:** **American Homes 4 Rent**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-36013**

Dear Ms. Laing:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 67

1. We note that NOI presented on page 68 excludes operating expenses for vacant single-family properties and therefore appears to be NOI for your leased properties only. Please advise and revise the label in future filings to clearly indicate that this measure relates to NOI for leased properties.

2. We note that your reconciliation of FFO and Core FFO begins with Net loss attributable to common shareholders and includes an adjustment to include the non-controlling interest in the Operating Partnership. It appears that your FFO and Core FFO measures represent FFO and Core FFO attributable to common shareholders and operating partnership unitholders. Please advise and revise your presentation in future filings to clearly label each measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief